                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



                 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                       OR

                [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from        to


                        Commission file number 001-11791

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           COMMERCIAL BANCSHARES, INC., EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(K) PROVISIONS)


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Commercial BancShares, Incorporated
                               415 Market Street
                       Parkersburg, West Virginia  26101

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



COMMERCIAL BANCSHARES, INC., EMPLOYEE STOCK OWNERSHIP PLAN
  (WITH 401(K) PROVISIONS)

By: Commercial BancShares, Inc., Employee Stock Ownership Plan
Trustees and Administrative Committee



Date: June 27, 1997      /s/ Larry G. Johnson
                             Larry G. Johnson
                             Trustee

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
                               DECEMBER 31, 1996


                                    TABLE OF CONTENTS

Independent Auditors' Report

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1996

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1995

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the Year Ended December 31, 1996

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the Year Ended December 31, 1995

Notes to Financial Statements

SUPPLEMENTAL INFORMATION

Form 5500 - Schedule G Information
  Schedule I    Assets held for investment purposes
  Schedule II Assets held for investment purposes that were both acquired and disposed of within the plan year
  Schedule III  Loans or fixed income obligations
                in default (None)
  Schedule IV   Leases in default (None)
  Schedule V    Reportable transactions
  Schedule VI Nonexempt transactions disclosed in financial statement notes (None)
  Schedule VII  Other nonexempt transactions (None)

EXHIBITS

Exhibit 23 - Consent of Independent Auditors

                         INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Commercial BancShares, Inc.
Employee Stock Ownership Plan
(Containing Section 401(k) Provisions)
Parkersburg, West Virginia


          We have audited the accompanying statements of net assets available for benefits with fund information of Commercial BancShares, Inc. Employee Stock Ownership Plan (Containing Section 401(k) Provisions) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits with fund information for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Commercial Banking and Trust Company, Trust Department, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1995 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

          Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

To the Administrative Committee
Commercial BancShares, Inc.
Employee Stock Ownership Plan
(Containing Section 401(k) Provisions)
Parkersburg, West Virginia

Page Two


          In our opinion, the financial statements, referred to above, of Commercial BancShares, Inc. Employee Stock Ownership Plan (Containing Section 401(k) Provisions) as of December 31, 1996 and for the year then ended present fairly, in all material respects, the net assets available for benefits with fund information of Commercial BancShares, Inc. Employee Stock Ownership Plan (Containing Section 401(k) Provisions) as of December 31, 1996, and changes in net assets available for benefits with fund information for the year then ended in conformity with generally accepted accounting principles.

          Our audit of the Plan's financial statements as of and for the year ended December 31, 1996, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, leases in default or classified as uncollectible, reportable transactions, and nonexempt transactions as of and for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1996 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                 /s/ Harman, Thompson, Mallory & Ice, A.C.

                                 Harman, Thompson, Mallory & Ice, A.C.
                                 Certified Public Accountants



Parkersburg, West Virginia
June 5, 1997

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1996


                                                        PARTICIPANT DIRECTED
                                 -------------------------------------------------------------------------------
                                                                                             GROWTH
                                               AGGRESSIVE                                     AND
                                 GENERAL         GROWTH       GROWTH           INCOME        INCOME        STOCK
                                  FUND            FUND         FUND             FUND          FUND          FUND
ASSETS
  Investments, at Fair
   Value
    Money Market Funds :
      Federal Portfolio
       Goldman Sachs Fund       $   60,574   $            $                $             $                $   14,043
    Certificates of Deposit         10,000
    U. S. Government
     Securities                    524,461
    State and Municipal
     Government Securities          25,055
    Corporate Bonds and
     Debentures                    103,816
    Shares of Registered
     Investment Companies:
      Federated Managed
       Aggressive Growth
       Fund                                        97,595
      Federated Managed
       Growth Fund                                                128,488
      Federated Managed
       Income Fund                                                                31,598
      Federated Managed
       Growth and Income
       Fund                                                                                     51,692
    Common Stock                 1,219,907
    Commercial BancShares,
     Inc. Common Stock                                                                                      1,517,434
    Participant Loans
     Receivable
                                ----------     ----------        --------        -------       -------     ----------

TOTAL INVESTMENTS               $1,943,813     $   97,595        $128,488        $31,598       $51,692     $1,531,477
                                ----------     ----------        --------        -------       -------     ----------

  Cash, Non-Interest
   Bearing                      $      -0-     $      301        $    401        $   228       $   101     $      -0-
                                ----------     ----------        --------        -------       -------     ----------
  Receivables:
    Employer's Contribution     $            $             $                $             $             $
    Interest and Dividends             342          3,482           4,399            451         1,204             39
                                ----------     ----------        --------        -------       -------     ----------

TOTAL RECEIVABLES               $      342     $    3,482        $  4,399        $   451       $ 1,204     $       39
                                ----------     ----------        --------        -------       -------     ----------

TOTAL ASSETS                    $1,944,155     $  101,378        $133,288        $32,277       $52,997     $1,531,516
                                ----------     ----------        --------        -------       -------     ----------

LIABILITIES
  Due to Broker for
   Securities Purchased         $            $             $                $             $                $   12,473
  Assets Held in Suspense
   under IRC Section 415
   Limits
                                ----------     ----------        --------        -------       -------     ----------

TOTAL LIABILITIES               $      -0-     $      -0-        $    -0-        $   -0-       $   -0-     $   12,473
                                ----------     ----------        --------        -------       -------     ----------

NET ASSETS AVAILABLE FOR
 BENEFITS BEFORE
  INTERFUND TRANSFERS
   PENDING                      $1,944,155     $  101,378        $133,288        $32,277       $52,997     $1,519,043
INTERFUND TRANSFERS PENDING           (214)            38             (38)           -0-           -0-            -0-
                                ----------     ----------        --------        -------       -------     ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                       $1,943,941     $  101,416        $133,250        $32,277       $52,997     $1,519,043
                                ==========     ==========        ========        =======       =======     ==========


                         NON-PARTICIPANT
                            DIRECTED
                         ---------------
                              STOCK
                              FUND            TOTAL
ASSETS
  Investments, at Fair
   Value
    Money Market Funds :
      Federal Portfolio
       Goldman Sachs Fund     $   55,491   $  130,108
    Certificates of Deposit                     10,000
    U. S. Government
     Securities                                524,461
    State and Municipal
     Government Securities                      25,055
    Corporate Bonds and
     Debentures                                103,816
    Shares of Registered
     Investment Companies:
      Federated Managed
       Aggressive Growth
       Fund                                     97,595
      Federated Managed
       Growth Fund                             128,488
      Federated Managed
       Income Fund                              31,598
      Federated Managed
       Growth and Income
       Fund                                     51,692
    Common Stock                             1,219,907
    Commercial BancShares,
     Inc. Common Stock          4,487,558    6,004,992
    Participant Loans
     Receivable                    40,244       40,244
                               ----------   ----------
TOTAL INVESTMENTS              $4,583,293   $8,367,956
                               ----------   ----------

  Cash, Non-Interest
   Bearing                     $      -0-   $    1,031
                               ----------   ----------
  Receivables:
    Employer's Contribution    $  376,680   $  376,680
    Interest and Dividends            624       10,541
                               ----------   ----------

TOTAL RECEIVABLES              $  377,304   $  387,221
                               ----------   ----------

TOTAL ASSETS                   $4,960,597   $8,756,208
                               ----------   ----------

LIABILITIES
  Due to Broker for
   Securities Purchased        $   50,186   $   62,659
  Assets Held in Suspense
   under IRC Section 415
   Limits                           1,825        1,825
                               ----------   ----------
TOTAL LIABILITIES              $   52,011   $   64,484
                               ----------   ----------

NET ASSETS AVAILABLE FOR
 BENEFITS BEFORE
  INTERFUND TRANSFERS
   PENDING                     $4,908,586   $8,691,724
INTERFUND TRANSFERS PENDING           214          -0-
                               ----------   ----------
NET ASSETS AVAILABLE FOR       $4,908,800   $8,691,724
 BENEFITS                      ----------   ----------

The accompanying notes are an integral part of these financial statements.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995

                                                                   PARTICIPANT DIRECTED
                               --------------------------------------------------------------------------------------
                                                                                             GROWTH
                                              AGGRESSIVE                                       AND
                                  GENERAL       GROWTH        GROWTH           INCOME         INCOME           STOCK
                                   FUND          FUND          FUND             FUND           FUND             FUND
ASSETS
  Investments, at Fair
   Value
    Money Market Funds :
      Federal Portfolio
       Goldman Sachs Fund       $  164,722  $             $                $              $                 $    1,750
    U. S. Government
     Securities                    397,085
    Corporate Bonds and
     Debentures                     86,731
    Shares of Registered
     Investment Companies:
      Federated Managed
       Aggressive Growth
       Fund                                       49,181
      Federated Managed
       Growth Fund                                                 87,540
      Federated Managed
       Income Fund                                                               26,734
      Federated Managed
       Growth and Income
       Fund                                                                                     30,023
    Common Stock                   996,394
    Commercial BancShares,
     Inc. Common Stock                                                                                         117,187
    Participant Loans
     Receivable
                                ----------       -------          -------       -------        -------      ----------

TOTAL INVESTMENTS               $1,644,932       $49,181          $87,540       $26,734        $30,023      $  118,937
                                ----------       -------          -------       -------        -------      ----------

  Cash, Non-Interest
   Bearing                      $      -0-       $ 1,623          $ 1,291       $    36        $   873      $      -0-
                                ----------       -------          -------       -------        -------      ----------
  Receivables:
    Employer's Contribution     $           $             $                $              $              $
    Participants'
     Contribution                    1,370           185              273           137             19           1,801
    Interest and Dividends             742         1,725            2,910           435            863
                                ----------       -------          -------       -------        -------      ----------

TOTAL RECEIVABLES               $    2,112       $ 1,910          $ 3,183       $   572        $   882      $    1,801
                                ----------       -------          -------       -------        -------      ----------

TOTAL ASSETS                    $1,647,044       $52,714          $92,014       $27,342        $31,778      $  120,738
                                ----------       -------          -------       -------        -------      ----------

LIABILITIES
  Assets Held in Suspense
   under IRC Section 415
   Limits                       $      -0-       $   -0-          $   -0-       $   -0-        $   -0-      $      -0-
                                ----------       -------          -------       -------        -------      ----------
TOTAL LIABILITIES               $      -0-       $   -0-          $   -0-       $   -0-        $   -0-      $      -0-
                                ----------       -------          -------       -------        -------      ----------

NET ASSETS AVAILABLE FOR
 BENEFITS BEFORE
  INTERFUND TRANSFERS
   PENDING                      $1,647,044       $52,714          $92,014       $27,342        $31,778      $  120,738
INTERFUND TRANSFERS PENDING         66,887           287               63           (79)           (90)      1,104,951
                                ----------       -------          -------       -------        -------      ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                       $1,713,931       $53,001          $92,077       $27,263        $31,688      $1,225,689
                                ----------       -------          -------       -------        -------      ----------

                          NON-PARTICIPANT
                             DIRECTED
                         ------------------
                                STOCK
                                FUND               TOTAL
ASSETS
  Investments, at Fair
   Value
    Money Market Funds :
      Federal Portfolio
       Goldman Sachs Fund     $   158,945     $  325,417
    U. S. Government
     Securities                                   397,085
    Corporate Bonds and
     Debentures                                    86,731
    Shares of Registered
     Investment Companies:
      Federated Managed
       Aggressive Growth
       Fund                                        49,181
      Federated Managed
       Growth Fund                                 87,540
      Federated Managed
       Income Fund                                 26,734
      Federated Managed
       Growth and Income
       Fund                                        30,023
    Common Stock                                  996,394
    Commercial BancShares,
     Inc. Common Stock           4,767,788      4,884,975
    Participant Loans
     Receivable                     19,529         19,529
                               -----------     ----------
TOTAL INVESTMENTS              $ 4,946,262     $6,903,609
                               -----------     ----------

  Cash, Non-Interest
   Bearing                     $       -0-     $    3,823
                               -----------     ----------
  Receivables:
    Employer's Contribution    $   360,000     $  360,000
    Participants'
     Contribution                                   3,785
    Interest and Dividends             549          7,224
                               -----------     ----------

TOTAL RECEIVABLES              $   360,549     $  371,009
                               -----------     ----------

TOTAL ASSETS                   $ 5,306,811     $7,278,441
                               -----------     ----------

LIABILITIES
  Assets Held in Suspense
   under IRC Section 415
   Limits                      $     6,738     $    6,738
                               -----------     ----------
TOTAL LIABILITIES              $     6,738     $    6,738
                               -----------     ----------

NET ASSETS AVAILABLE FOR
 BENEFITS BEFORE
  INTERFUND TRANSFERS
   PENDING                     $ 5,300,073     $7,271,703
INTERFUND TRANSFERS PENDING     (1,172,019)           -0-
                               -----------     ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                      $ 4,128,054     $7,271,703
                               -----------     ----------
The accompanying notes are an integral part of these financial statements.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1996

                                                             PARTICIPANT DIRECTED
                              --------------------------------------------------------------------------------
                                                                                            GROWTH
                                            AGGRESSIVE                                        AND
                                GENERAL       GROWTH            GROWTH         INCOME        INCOME      STOCK
                                 FUND          FUND              FUND           FUND          FUND        FUND
ADDITIONS
Additions to Net Assets
 Attributed To:
  Investment Income:
    Net Appreciation
     (Depreciation) in
     Fair Value of            $  209,031      $  5,023         $  4,454      $  (251)       $   292   $  150,340
     Investments
    Interest                      36,281
    Dividends                     31,018         6,962           10,215        2,296          3,499       42,952
                              ----------      --------         --------      -------        -------   ----------

TOTAL INVESTMENT INCOME       $  276,330      $ 11,985         $ 14,669      $ 2,045        $ 3,791   $  193,292
                              ----------      --------         --------      -------        -------   ----------

  Contributions:
    Participants'
    Employer's                $   63,908      $ 38,639         $ 27,665      $ 4,284        $17,703   $  137,672
                              ----------      --------         --------      -------        -------   ----------

TOTAL CONTRIBUTIONS           $   63,908      $ 38,639         $ 27,665      $ 4,284        $17,703   $  137,672
                              ----------      --------         --------      -------        -------   ----------

TOTAL ADDITIONS               $  340,238      $ 50,624         $ 42,334      $ 6,329        $21,494   $  330,964
                              ----------      --------         --------      -------        -------   ----------

DEDUCTIONS
Deductions from Net Assets
 Attributed To:
  Benefits Paid to
   Participants               $  110,014      $  2,209         $  1,161      $ 1,315        $   185   $   37,610
                              ----------      --------         --------      -------        -------   ----------
TOTAL DEDUCTIONS              $  110,014      $  2,209         $  1,161      $ 1,315        $   185   $   37,610
                              ----------      --------         --------      -------        -------   ----------

Net Increase Prior to
 Interfund Transfers          $  230,224      $ 48,415         $ 41,173      $ 5,014        $21,309   $  293,354
Interfund Transfers                 (214)
                              ----------      --------         --------      -------        -------   ----------

NET INCREASE                  $  230,010      $ 48,415         $ 41,173      $ 5,014        $21,309   $  293,354

NET ASSETS AVAILABLE FOR
 BENEFITS
  Beginning of Year            1,713,931        53 001           92,077       27,263         31,688    1,225,689
                              ----------      --------         --------      -------        -------   ----------

END OF YEAR                   $1,943,941      $101,416         $133,250      $32,277        $52,997   $1,519,043
                              ==========      ========         ========      =======        =======   ==========


                                NON-PARTICIPANT
                                DIRECTED
                             ------------------
                                   STOCK
                                   FUND        TOTAL
ADDITIONS
Additions to Net Assets
 Attributed To:
  Investment Income:
    Net Appreciation
     (Depreciation) in
     Fair Value of              $  460,213  $  829,102
     Investments
    Interest                         2,679      38,960
    Dividends                      128,462     225,404
                                ----------  ----------

TOTAL INVESTMENT INCOME         $  591,354  $1,093,466
                                ----------  ----------

  Contributions:
    Participants'               $           $  289,871
    Employer's                     381,912     381,912
                                ----------  ----------

TOTAL CONTRIBUTIONS             $  381,912  $  671,783
                                ----------  ----------

TOTAL ADDITIONS                 $  973,266  $1,765,249
                                ----------  ----------

DEDUCTIONS
Deductions from Net Assets
 Attributed To:
  Benefits Paid to
   Participants                $  192,734  $  345,228
                                ----------  ----------
TOTAL DEDUCTIONS                $  192,734  $  345,228
                                ----------  ----------

Net Increase Prior to
 Interfund Transfers            $  780,532  $1,420,021
Interfund Transfers                    214         -0-
                                ----------  ----------

NET INCREASE                    $  780,746  $1,420,021

NET ASSETS AVAILABLE FOR
 BENEFITS
  Beginning of Year              4,128,054   7,271,703
                                ----------  ----------

END OF YEAR                     $4,908,800  $8,691,724
                                ==========  ==========


The accompanying notes are an integral part of these financial statements.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995

                                                        PARTICIPANT DIRECTED
                             --------------------------------------------------------------------------------
                                                                                        GROWTH
                                          AGGRESSIVE                                      AND
                               GENERAL      GROWTH             GROWTH       INCOME       INCOME       STOCK
                                FUND         FUND               FUND         FUND         FUND         FUND
ADDITIONS
Additions to Net Assets
 Attributed To:
  Investment Income:
    Net Appreciation
     (Depreciation) in
     Fair Value of            $  332,884      $ 4,089          $ 1,100      $    52      $ 1,181    $   17,187
     Investments
    Interest                      31,173
    Dividends                     31,108        2,353            3,479          626        1,300         1,750
                              ----------      -------          -------      -------      -------    ----------

TOTAL INVESTMENT INCOME       $  395,165      $ 6,442          $ 4,579      $   678      $ 2,481    $   18,937
                              ----------      -------          -------      -------      -------    ----------

  Contributions:
    Participants'             $   62,917      $44,788          $24,496      $ 1,680      $20,063    $  139,711
    Employer's
                              ----------      -------          -------      -------      -------    ----------

TOTAL CONTRIBUTIONS           $   62,917      $44,788          $24,496      $ 1,680      $20,063    $  139,711
                              ----------      -------          -------      -------      -------    ----------

  Net Assets
   Transferred-In Hometown
   Bancshares, Inc.           $  122,001      $ 1,869          $56,208      $22,426      $10,797    $  214,640
                              ----------      -------          -------      -------      -------    ----------

TOTAL ADDITIONS               $  580,083      $53,099          $85,283      $24,784      $33,341    $  373,288
                              ----------      -------          -------      -------      -------    ----------

DEDUCTIONS
Deductions from Net Assets
 Attributed To:
  Benefits Paid to
   Participants               $   68,007      $   492          $   228  $                $ 3,111    $    1,543
  Administrative Expense           5,143
  Trust Fees                       6,634          117               78           12           45
  Interest Expense                   637
                              ----------      -------          -------      -------      -------    ----------

TOTAL DEDUCTIONS              $   80,421      $   609          $   306      $    12      $ 3,156    $    1,543
                              ----------      -------          -------      -------      -------    ----------

Net Increase Prior to
 Interfund Transfers          $  499,662      $52,490          $84,977      $24,772      $30,185    $  371,745
Interfund Transfers               27,080          511            7,100        2,491        1,503       643,674
                              ----------      -------          -------      -------      -------    ----------

NET INCREASE                  $  526,742      $53,001          $92,077      $27,263      $31,688    $1,015,419

NET ASSETS AVAILABLE FOR
 BENEFITS
  Beginning of Year            1,187,189          -0-              -0-          -0-          -0-       210,270
                              ----------      -------          -------      -------      -------    ----------

END OF YEAR                   $1,713,931      $53,001          $92,077      $27,263      $31,688    $1,225,689
                              ----------      -------          -------      -------      -------    ----------



                           NON-PARTICIPANT
                           DIRECTED
                        ------------------
                               STOCK
                               FUND          TOTAL
ADDITIONS
Additions to Net Assets
 Attributed To:
  Investment Income:
    Net Appreciation
     (Depreciation) in
     Fair Value of           $  581,111   $  937,604
     Investments
    Interest                      4,452       35,625
    Dividends                   127,115      167,731
                             ----------   ----------

TOTAL INVESTMENT INCOME      $  712,678   $1,140,960
                             ----------   ----------

  Contributions:
    Participants'           $             $  293,655
    Employer's                  456,032      456,032
                             ----------   ----------

TOTAL CONTRIBUTIONS          $  456,032   $  749,687
                             ----------   ----------

  Net Assets
   Transferred-In Hometown
   Bancshares, Inc.          $  602,499   $1,030,440
                             ----------   ----------

TOTAL ADDITIONS              $1,771,209   $2,921,087
                             ----------   ----------

DEDUCTIONS
Deductions from Net Assets
 Attributed To:
  Benefits Paid to
   Participants              $   96,599   $  169,980
  Administrative Expense         17,898       23,041
  Trust Fees                     15,351       22,237
  Interest Expense                               637
                             ----------   ----------

TOTAL DEDUCTIONS             $  129,848   $  215,895
                             ----------   ----------

Net Increase Prior to
 Interfund Transfers         $1,641,361   $2,705,192
Interfund Transfers            (682,359)         -0-
                             ----------   ----------

NET INCREASE                 $  959,002   $2,705,192

NET ASSETS AVAILABLE FOR
 BENEFITS
  Beginning of Year           3,169,052    4,566,511
                             ----------   ----------

END OF YEAR                  $4,128,054   $7,271,703
                             ----------   ----------

The accompanying notes are an integral part of these financial statements.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:   DESCRIPTION OF PLAN

          The following brief description of Commercial BancShares, Inc. Employee Stock Ownership Plan (Containing Section 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

          The Plan is a defined contribution plan covering substantially all employees of Commercial BancShares, Inc. and its Subsidiaries (Commercial Banking and Trust Company, Jackson County Bank, Farmers & Merchants Bank of Ritchie County, Dime Bank, Union Bank of Tyler County, The Community Bank, and The Bank of Paden City). The Plan operates as an employee stock ownership plan with Section 401(k) provisions and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by Commercial BancShares, Inc.'s Board of Directors. The Trust Department of Commercial Banking and Trust Company (A Wholly-Owned Subsidiary of Commercial BancShares, Inc.) is the custodian of the Plan's assets.

Plan Merger

          On January 1, 1995, the Hometown BancShares, Inc. Employee Stock Ownership Plan and the Hometown BancShares, Inc. 401(k) and Profit Sharing Plan were merged into the Commercial BancShares, Inc. Employee Stock Ownership Plan (Containing Section 401(k) Provisions). The transferred net assets have been recognized in the accounts of the Commercial BancShares, Inc. Plan as of January 1, 1995, at their balances as previously carried in the accounts of the Hometown BancShares, Inc. Plan. The changes in net assets of the combined Plans are included in the accompanying Statement of Changes in Net Assets Available for Benefits from January 1, 1995. A summary of the transferred net assets follows:

Cash                                                           $  605,825
Investments at Estimated Value
  Commercial BancShares, Inc., Common Stock - 10,901 Shares       365,184
Accrued Investment Income and Gains                                59,431
                                                               ----------

TOTAL NET ASSETS TRANSFERRED-IN                                $1,030,440
                                                               ==========

Eligibility and Participation

          Employees who are employed by the Company and its Subsidiaries, in a position requiring at least 1,000 hours of service during the plan year are eligible to participate in the Plan. Participants who do not have at least 1,000 hours of service during such plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of Company contributions for such year.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:   DESCRIPTION OF PLAN  (CONTINUED)

Contributions

          Three types of employer contributions may be made to the Plan: (1) Basic Contributions (discretionary contributions made by the Company as determined by the Board of Directors), (2) Matching Contributions (Company matches, up to a certain percentage of salary reduction contributions made by the participant), and (3) Optional Contributions (additional discretionary contributions made by the Company as determined by the Board of Directors). The Employee may make (1) Salary Reduction Contributions and (2) Rollover Contributions.

Allocations to Participants' Accounts

          Each participant's account is credited with any salary deferrals as well as an allocation of (a) the Company's contribution, (b) Plan earnings, and
(c) forfeitures of terminated participants' non-vested accounts. Allocations of Company Basic and Optional Contributions are prorated based on the participants' compensation. Company Matching contributions are allocated on a prorated basis based on the participants' Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company Basic, Matching, or Optional Contributions.
The Optional Account is subject to vesting provisions.

Vesting

          Vesting is based on years of service. Vesting commences after two years of credited service, at which time the participant is 20 percent vested.
A participant is 100 percent vested after six years of credited service from the date of employment. Upon death, retirement, or total disability, a participant is also 100 percent vested. A participant is always 100 percent vested in any salary deferral, rollover, basic, and matching contributions.

Investment Options

          Upon enrollment in the Plan, a participant may direct his salary reduction contribution into as many as six investment options.

          General Fund - Funds are invested in securities of the U. S.
          ------------
          Government or its agencies, corporate bonds, and equity securities of established companies.

          Stock Fund - Funds are invested primarily in Company stock.  If no
          ----------
          stock is currently available for purchase, funds are deposited into money market funds and/or mutual funds until stock does become available.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:   DESCRIPTION OF PLAN  (CONTINUED)

Investment Options  (Continued)

          Aggressive Growth Fund - Funds are invested in the Federated Managed
          ----------------------
          Aggressive Growth Fund. This fund invests 60 to 100 percent of its assets in equity securities and 0 to 40 percent in bonds.

          Growth Fund - Funds are invested in the Federated Managed Growth Fund.
          -----------
          This fund invests 50 to 70 percent of its assets in equity securities and 30 to 50 percent in bonds.

          Income Fund - Funds are invested in the Federated Managed Income Fund.
          -----------
          The Fund invests 10 to 30 percent of its assets in equity securities and 70 to 90 percent in bonds.

          Growth and Income Fund - Funds are invested in the Federated Managed
          ----------------------
          Growth and Income Fund. This Fund invests 30 to 50 percent of its assets in equity securities and 50 to 70 percent in bonds.

Participant Loans Receivable

          Participants may apply for a loan from their vested account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The maximum loan amount is $50,000. The specific limit for any participant is 50% of their vested account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase or construct a principal residence.

Voting Rights

          The Plan document states that Company stock in the Plan shall normally be voted by the Trustees as determined by their sole discretion. However, with respect to any corporate matter which involves the voting of Company stock as to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transactions as may be prescribed in Code regulations, each participant will be entitled to direct the Trustees as to the exercise of any voting rights attributable to shares of Company stock then allocated to his Company stock account but only to the extent required by Sections 401(a)(22) and 409(e)(3) of the Code and the regulations thereunder. In that event, any allocated Company stock with respect to which voting instructions are not received from participants shall not be voted and all Company stock which is not then allocated to participants' company stock accounts shall be voted in the manner determined by the Trustees.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:   DESCRIPTION OF PLAN  (CONTINUED)

Plan Distributions

          Distributions from the Plan will be made upon termination of service due to a participant's retirement, death (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), disability, or otherwise terminates employment with the Company and its Subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
          The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

          In 1995, the fair value of the Commercial BancShares, Inc. common stock was determined by an independent appraiser. For 1996, investment in Commercial BancShares, Inc. common stock is valued at quoted market prices.

          Investments in money market funds, government securities, corporate bonds, and common stock are carried at quoted market prices.

          Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

          The investment in Commercial Banking and Trust Company certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

          Dividends and interest received from investments are recorded as earned on an accrual basis.

          The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

Investment Valuation and Income Recognition  (Continued)

          Purchases and sales of securities are recorded on a trade-date basis.

Employer Contributions

          Employer contributions are accrued during the plan year to which the contribution is attributed by the Employer Company's Board of Directors.

Payment of Benefits

          Benefits are recorded when paid.

Stock Fund Transactions

          In 1995, the participant directed and non-participant directed contributions designated to purchased Company stock were maintained in a single investment fund (i.e. stock fund). To conform to presentation requirements promulgated by Practice Bulletin 12, Reporting Separate Investment Fund Option Information of Defined-Contribution Pension Plans, issued September, 1994 by the Accounting Standards Executive Committee and the Employee Benefit Plans Committee of the American Institute of Certified Public Accountants, the Plan's Administrative Committee has adopted a procedure of allocating certain income and expense transactions on a weighted-average method for participant directed and non-participant directed presentation.

          In 1996, separate stock funds were established to record all participant directed and non-participant directed transactions.

Forfeited Accounts

          At December 31, 1996 and 1995, forfeited nonvested accounts totalled $8,883 and $4,081, respectively. These accounts were allocated to all remaining participants of the Plan.

Reclassification of Prior Years' Statements

          Certain items previously reported have been reclassified to conform with current year's classification.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 3:   INVESTMENTS

          The Plan's investments are held by a bank-administered trust fund.
The following table presents the fair values of investments at December 31, 1996 and 1995. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                     1996        1995
                                                                  ----------  ----------

Investments at Fair Value as Determined by Quoted Market Price
Money Market Funds                                                $  130,108  $  325,417
U. S. Government Securities                                          524,461     397,085
State and Municipal Government Securities                             25,055         -0-
Corporate Bonds and Debentures                                       103,816      86,731
Shares in Registered Investment Companies                            309,373     193,478
Common Stock                                                       1,219,907     996,394
Commercial BancShares, Inc. Common Stock - 142,976 Allocated
 Shares in 1996                                                    6,004,992         -0-
                                                                  ----------  ----------

                                                                  $8,317,712  $1,999,105
                                                                  ----------  ----------

Investments at Estimated Value
Commercial BancShares, Inc. Common Stock - 130,266 Allocated
 Shares in 1995                                                   $      -0-  $4,884,975
Participant Loans                                                     40,244      19,529
Certificates of Deposit                                               10,000         -0-
                                                                  ----------  ----------

                                                                 $    50,244  $4,904,504
                                                                  ----------  ----------

TOTAL INVESTMENTS                                                 $8,367,956  $6,903,609
                                                                  ==========  ==========

          The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $829,102 and $937,604 for the years ended December 31, 1996 and 1995, respectively.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 3:   INVESTMENTS  (CONTINUED)

                                                                    1996       1995
                                                                  ---------  --------
Investments at Fair Value as Determined by Quoted Market Price
U. S. Government Securities                                       $ (5,912)  $ 17,835
State and Municipal Government Securities                               55        -0-
Corporate Bonds and Debentures                                      (2,895)     9,599
Shares in Registered Investment Companies                            9,518      6,422
Common Stock                                                       217,783    305,449
Commercial BancShares, Inc. Common Stock                           610,553        -0-
                                                                  --------   --------

                                                                  $829,102   $339,305
                                                                  --------   --------
Investments at Estimated Value
Commercial BancShares, Inc. Common Stock                          $    -0-   $598,299
                                                                  --------   --------

                                                                  $    -0-   $598,299
                                                                  --------   --------

NET CHANGE IN FAIR VALUE                                          $829,102   $937,604
                                                                  ========   ========

NOTE 4:   CERTIFIED INFORMATION

          The financial information presented in Note 3 is prepared from information supplied by Commercial Banking and Trust Company, a Subsidiary of the Company. Specifically, investments, investment income received, gain/loss on sale of investments, and net appreciation/depreciation of investments information as of and for the year ended December 31, 1995 was supplied by Commercial Banking and Trust Company. Such information has been certified by Commercial Banking and Trust Company as being correct and the Plan Administrator has elected to use this information without audit in 1995.

NOTE 5:   ADMINISTRATION OF PLAN ASSETS

          The Plan's assets, which consist principally of Commercial BancShares, Inc. common shares, are held by the Trustee of the Plan.

          Company contributions are held and managed by the Trustee which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on any loan the Plan may have and is reimbursed to the Trustee through contributions as determined by the Company.

          Certain administrative functions are performed by officers or employees of the Company or its participating Subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses and trust fees may be paid directly by the Company. Trust fees were paid by the Plan in 1995.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 6:   SUSPENSE ACCOUNTS

          During the Plan years 1996 and 1995, a suspense account in the amount of $1,825 and $6,738, respectively, was established to meet qualification standards of IRC Section 415 annual additions testing. The amount is being held from allocations of the employer optional contribution. The suspense account will be allocated to the appropriate participants in the next Plan year while taking into consideration the annual additions at that time.

NOTE 7:   RELATED PARTY TRANSACTIONS

          Administrative expenses, trust fees, and legal fees were paid by the Company at its option. During 1996 and 1995, the Plan purchased 12,710 shares and 31,938 shares of Employer Securities at a cost of $509,464 and $992,810, respectively. Investment income consists of dividends received on Company stock of $159,134 and $121,164 for the years ended December 31, 1996 and 1995, respectively. The Plan paid trust fees of $22,237 in 1995 to the Trust Department of a Subsidiary of the Company.

NOTE 8:   INCOME TAX STATUS

          The Internal Revenue Service has determined and informed the Company by a letter, dated January 31, 1994, stating that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 9:   PLAN TERMINATION

          Although it has not expressed any intent to do so, Commercial BancShares, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 10:  NON-EXEMPT TRANSACTION

          During 1995, a Subsidiary of the Company inadvertently did not remit employee contributions to the Plan trust on a timely basis. Those contributions which fell into this category amounted to $7,535 and are disclosed in the 1995 Supplemental Schedule G Information, Part VI. The Plan computed the lost earnings of the affected participants, credited their respective accounts, and filed the appropriate information with the Department of Labor. The reporting of this transaction was made on September 5, 1996, pursuant to the Pension Payback Program to secure exemption from any Federal criminal sanctions or civil penalties under ERISA and the Internal Revenue Code.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
                       FORM 5500 - SCHEDULE G INFORMATION
                                      1996


PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             (b)                                  (c)
                               Identitity of issue, borrower,          Description of investmnet
                                  lessor, or similar party          including maturity date, rate of
                                                                       interest, collateral, par or         (d)           (e)
        (a)                                                                   maturity value                Cost      Current Value

                             U. S. Treasury Note                   Due 8/31/97, 5.625%, 10,000             $10,000         $ 9,984
                             U. S. Treasury Note                   Due 2/15/03, 6.25%, 25,000              $25,273         $24,976
                             U. S. Treasury Note                   Due 9/30/99, 7.125%, 20,000             $19,813         $20,544
                             U. S. Treasury Note                   Due 9/30/00, 6.125% 10,000              $ 9,970         $ 9,994
                             U. S. Treasury Note                   Due 10/15/97, 8.75%, 10,000             $ 9,995         $10,215
                             U. S. Treasury Note                   Due 11/15/00, 8.5%, 20,000              $19,973         $21,600
                             U. S. Treasury Note                   Due 2/15/01, 7.75%, 10,000              $10,381         $10,569
                             Federal Home Loan Bank                Due 3/22/99, 6.1%, 20,000               $19,700         $19,969
                             Federal Home Loan Bank                Due 4/29/98, 5.25% 30,000               $29,800         $29,775
                             Federal Home Loan Bank                Due 11/27/00, 6.52% 10,000              $10,000         $ 9,953
                             Federal Home Loan Bank                Due 12/27/00, 6.25% 35,000              $34,223         $34,606
                             Federal Home Loan Bank                Due 1/22/01, 6.105%, 10,000             $ 9,650         $ 9,847
                             Federal Home Loan Bank                Due 2/28/01, 5.79%, 30,000              $30,000         $29,269
                             Federal Home Loan Bank                Due 3/21/01, 6.53%, 30,000              $30,000         $29,813
                             Federal Home Loan Bank                Due 9/26/01, 7.01%, 20,000              $20,000         $20,025
                             Federal Home Loan Bank                Due 9/18/01, 7.04%, 10,000              $10,000         $10,122
                             Federal Home Loan Bank                Due 10/17/01, 7.25%, 20,000             $20,000         $20,081
                             Federal Home Loan Bank                Due 10/30/01, 7.01%, 10,000             $10,000         $10,016
                             Federal Home Loan                     Due 6/15/22, 7.0%, 20,000               $19,625         $19,406
                             Mortgage Corporation
                             Federal Home Loan                     Due 2/15/23, 6.5%, 10,000               $ 9,800         $ 9,662
                             Mortgage Corporation
                             Federal Home Loan                     Due 11/18/97, 6.18%, 50,000             $50,000         $50,203
                             Mortgage Corporation
                             Federal Home Loan                     Due 8/26/98, 5.18%, 20,000              $20,000         $19,756
                             Mortgage Corporation
                             Federal Home Loan                     Due 10/22/03, 5.78%, 30,000             $28,781         $28,463
                             Mortgage Corporation
                             Federal Home Loan                     Due 8/1/03, 7.2%, 20,000                $20,000         $20,425
                             Mortgage Corporation
                             Federal Home Loan                     Due 5/15/06, 8.0%, 20,000               $20,000         $20,188
                             Mortgage Corporation

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
                       FORM 5500 - SCHEDULE G INFORMATION
                                      1996


PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES  (CONTINUED)

                                             (b)                                  (c)
                               Identitity of issue, borrower,          Description of investmnet
                                  lessor, or similar party        including maturity date, rate of
                                                                     interest, collateral, par or          (d)           (e)
            (a)                                                              maturity value                Cost      Current Value

                             Federal National                      Due 12/12/06, 7.04%, 25,000             $25,000        $ 25,000
                             Mortgage Association
                             Berkeley County West                  Due 7/15/02, 6.85%, 25,000              $25,000        $ 25,055
                             Virginia
                             AT&T Corporation                      Due 5/15/05, 7.0%, 20,000               $19,981        $ 20,225
                             General Electric                      Due 9/20/10, 7.05%, 20,000              $20,000        $ 19,934
                             Capital Step Up
                             Chesapeake & Potomac                  Due 2/1/13, 7.25%, 25,000               $24,355        $ 24,468
                             Telephone
                             Cincinnati Bell, Inc.                 Due 8/1/11, 7.375%, 10,000              $10,001        $  9,923
                             E. I. DuPont DeNemours & Company      Due 12/01/01, 6%, 10,000                $ 8,862        $  9,813
                             Ohio Bell                             Due 5/15/03, 6.125%, 20,000             $19,642        $ 19,453
                             Walt Disney Company                   800 Shares Common                       $15,106        $ 55,800
                             Hillenbrand Industries                500 Shares Common                       $ 5,933        $ 18,125
                             Bristol Myers Squibb                  600 Shares Common                       $28,770        $ 65,400
                             Company
                             Merck & Company                       1,000 Shares Common                     $18,607        $ 79,625
                             Pfizer, Inc.                          400 Shares Common                       $13,128        $ 33,200
                             General Electric                      2,000 Shares Common                     $40,006        $197,750
                             Company
                             Coca Cola Company                     2,000 Shares Common                     $25,813        $105,250
                             McDonald's Corp.                      600 Shares Common                       $ 8,039        $ 27,225
                             Pepsico                               1,000 Shares Common                     $17,610        $ 29,250
                             Proctor & Gamble                      1,000 Shares Common                     $41,620        $107,625
                             Sara Lee Corporation                  1,000 Shares Common                     $11,877        $ 37,250
                             Automatic Data                        500 Shares Common                       $19,104        $ 21,437
                             Processing
                             Exxon Corp.                           200 Shares Common                       $11,928        $ 19,600
                             Philip Morris                         500 Shares Common                       $29,452        $ 56,500
                             Companies, Inc.
                             American Home Products                400 Shares Common                       $30,680        $ 46,900
                             Banc One Corporation                  1,650 Shares Common                     $45,021        $ 78,045


                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
                       FORM 5500 - SCHEDULE G INFORMATION
                                      1996


PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES  (CONTINUED)

                                             (b)                                  (c)
                               Identitity of issue, borrower,          Description of investmnet
                                  lessor, or similar party          including maturity date, rate of
                                                                      interest, collateral, par or        (d)           (e)
            (a)                                                              maturity value               Cost      Current Value
                             Nationsbank Corporation               300 Shares Common                    $   14,536      $   29,325
                             One Valley Banccorp, Inc.             375 Shares Common                    $    8,191      $   13,922
                             Suntrust Banks, Inc.                  600 Shares Common                    $   13,743      $   29,550
                             American Telephone & Telegraph        700 Shares Common                    $   16,076      $   30,362
                             Corporation
                             Bellsouth Corporation                 1,000 Shares Common                  $   25,253      $   40,500
                             Lucent Technologies                   226 Shares Common                    $    6,225      $   10,453
                             Allegheny Power System                1,000 Shares Common                  $   17,526      $   30,375
                             American Electric                     500 Shares Common                    $   15,692      $   20,563
                             Power Company
                             FPL Group, Inc.                       500 Shares Common                    $   16,848      $   23,000
                             Potomac Electric Power Company        500 Shares Common                    $    6,244      $   12,875
*                            Commercial BancShares, Inc.           142,976 Shares Common                $3,509,487      $6,004,992
*                            Commercial Banking and Trust          Due 5/18/98, 6.10%, 10,000           $   10,000      $   10,000
                             Certificate of Deposit
                             Federal Portfolio                     Money Market Fund                    $  130,108      $  130,108
                             Goldman Sachs Fund                    130,107.69 Units
                             Federated Managed                     Registered Investment Co.            $   31,789      $   31,598
                             Income Fund                           3,038.287 Shares
                             Federated Managed                     Registered Investment Co.            $   50,243      $   51,692
                             Growth & Income Fund                  4,669.544 Shares
                             Federated Managed                     Registered Investment Co.            $  123,010      $  128,488
                             Growth Fund                           10,898.074 Shares
                             Federated Managed                     Registered Investment Co.            $   88,642      $   97,595
                             Aggressive Growth                     8,072.395 Shares
                             Fund
*                            Loans to Participants                 Varied Term Through 2001             $   40,244      $   40,244
                                                                   Interest Rate 8.0%-9.3%              ----------      ----------

                             TOTAL INVESTMENTS                                                          $5,136,376      $8,367,956
                                                                                                        ----------      ----------

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
                       FORM 5500 - SCHEDULE G INFORMATION
                                      1996

PART II - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR




                                (b)
                            Description
                           of investment
                             including
                           maturity date,
                              rate of
         (a)                 interest,
Identity of issue,          collateral,              (c)                (d)
 borrower, lessor or           par or             Costs of          Proceeds of
 similar party             maturity value        acquisition        dispositions
--------------------------------------------------------------------------------
  Federated Managed     Registered Inv. Co.          $  270.00         $  273.00
    Growth Fund           22.801 Shares

  Federated Managed     Registered Inv. Co.          $  188.00         $  185.00
    Growth Fund           15.38 Shares

  Federated Managed     Registered Inv. Co.          $7,132.00         $7,197.00
    Aggressive Fund       584.192 Shares

  AT&T Corporation      Common Stock 0.859           $   24.00         $   37.00
                         Shares


PART III - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                    Amount received                                              Amount Overdue
                                 during reporting year
------------------------------------------------------------------------------------------------------------------
                                                                                (g)
                                                                       Detailed description
                                                                         of loan including
                                                                        dates of making and
                                                                        maturity, interest
                                                                        rate, the type and
                                                                       value of collateral,
           (b)                                                         any renegotiation of
        Identity       (c)                                   (f)         the loan and the
           and       Original                               Unpaid         terms of the
         address    amount of       (d)         (e)       balance at     renegotiation and       (h)         (i)
 (a)   of obligor      loan      Principal    Interest   end of year   other material items   Principal   Interest
------------------------------------------------------------------------------------------------------------------
       None


                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
                       FORM 5500 - SCHEDULE G INFORMATION
                                      1996

PART IV - SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE


                                                            (d)
                                                         Terms and
                                                        description
                                                         (type of
                                                         property,
                                                         location
                                                         and date
                                                          it was
                                                        purchased,
                                                           terms
                                                         regarding
                                             (c)           rent,
                                        Relationship      taxes,
                                              to        insurance,
                                            plan,        repairs,                             (g)
                                          employer,      expenses,                           Gross       (h)
                                (b)        employee       renewal                  (f)      rental    Expenses
                             Identity     organiza-      options,               Current   receipts     paid                  (j)
                                of         tion, or        date         (e)      value     during     during       (i)      Amount
                              lessor/    other party-    property    Original   at time   the plan   the plan      Net        in
            (a)               lessee     in-interest    was leased)    cost     of lease    year       year     receipts   arrears
-----------------------------------------------------------------------------------------------------------------------------------
       None



PART V - SCHEDULE OF REPORTABLE TRANSACTIONS


                                 (b)
                             Description
                              of asset
                              (include                                                                       (h)
           (a)                interest                                            (f)                      Current      (i)
         Identity             rate and                                          Expense                     value       Net
            of                maturity        ( c)          (d)        (e)      incurred        (g)      of asset on    gain
          party                in case      Purchase      Selling     Lease       with        Cost of    transaction     or
         involved            of a loan)       price        price     rental   transaction      asset         date      (loss)
-----------------------------------------------------------------------------------------------------------------------------

Goldman                     Money Market
Sachs                       Purchases
                            275            $1,071,098                                         $1,071,098

Goldman                     Money Market
Sachs                       Sales 116                     $1,262,911              $1,262,911  $1,262,911        $-0-

Commercial  Common Stock
BancShares, Purchases 31
Inc.                                      $  509,464                                          $  509,464


                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                     (CONTAINING SECTION 401(k) PROVISIONS)
                       FORM 5500 - SCHEDULE G INFORMATION
                                      1996


PART VI - SCHEDULE OF NONEXEMPT TRANSACTIONS

                                               (c)
                                         Description of
                                          transactions
                                           including
                                             maturity
                                          date, rate of                                     (g)                             (j)
                        (b)                 interest,                                     Expenses              (i)         Net
   (a)             Relationship            collateral,                                  incurred in    (h)    Current     gain or
 Identity            to plan,                par or          (d)       (e)       (f)     connection    Cost    value     (loss) on
 of party            employer,              maturity      Purchase   Selling    Lease       with        of       of         each
 involved   or other party-in-interest        value         price     price    rental   transaction   asset    asset    transaction
------------------------------------------------------------------------------------------------------------------------------------

None



PART VII - SCHEDULE OF NONEXEMPT TRANSACTIONS

                                               (c)
                                         Description of
                                          transactions
                                            including
                                            maturity
                                         date, rate of                                     (g)                             (j)
                        (b)                 interest,                                     Expenses              (i)         Net
   (a)             Relationship            collateral,                                  incurred in    (h)    Current     gain or
 Identity            to plan,                par or          (d)       (e)       (f)     connection    Cost    value     (loss) on
 of party            employer,              maturity      Purchase   Selling    Lease       with        of       of         each
 involved   or other party-in-interest        value         price     price    rental   transaction   asset    asset    transaction
------------------------------------------------------------------------------------------------------------------------------------


            None